Exhibit 4.13

[Translation]

**        This exhibit contains confidential material which has been omitted pursuant to a Confidential Treatment Request. The omitted information has been filed separately with the Securities and Exchange Commission.

Amendment to Outsourcing Fee Agreement and Outsourcing Agreement

This amendment to the Outsourcing Fee Agreement and Outsourcing Agreement is made between Crayfish Co., Ltd. (“Crayfish”) and CalltoWeb, Inc. (“CTW”) (the “Parties”) with respect to Paragraph 3 of the Outsourcing Fee Agreement (“Fee Agreement”) between the Parties dated August 1, 2002 and Article 2 of the Outsourcing Agreement.

Paragraph 1. Amended Outsourcing fee

Effective beginning in the month of November 2002, Crayfish and CTW shall amend the outsourcing fee defined in Article 1 of Fee Agreement as described below (“Amended Fee”), provided however that if the Amended Fee falls below **, the Amended Fee will be revised again in the month following the month in which the Amended Fee falls below **.

     Amended Fee ** times the number of subscribers on the first day of the month

Paragraph 2. Additional Task

The following task shall be included in Article 2 of the Outsourcing Agreement and consideration for this task shall be included in the Amended Fee above.

In order to lower DESKWING subscriber cancellations, CTW shall carry out telemarketing campaigns to DESKWING subscribers as directed by Crayfish.

Paragraph 3. Others

Any matter not addressed herein shall be governed by the Outsourcing Agreement.

IN WITNESS WHEREOF, each of party shall execute the Agreement in duplicate and each of Crayfish and CTW shall retain one original copy.

The date of the Agreement: December 1, 2002

Crayfish Co.,Ltd.
Toshima-ku Ikebukuro 2-2-1 Tokyo
/s/ Kazuhiko Muraki sealed by stamp
Kazuhiko Muraki
President and Representative Director

CalltoWeb, Inc.
Toshima-ku, North Ikebukuro 2-49-7 Tokyo
/s/ Takeshi Tamamura sealed by stamp
Takeshi Tamamura
President and Representative Director